The Men’s Wearhouse, Inc.
6380 Rogerdale Road
Houston, Texas 77072

March 18, 2014

Office of Mergers and Acquisitions

Division of Corporation Finance

Mail Stop 3628

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549-3628

Attention:  Daniel F. Duchovny, Special Counsel

Re:                             Jos. A. Bank Clothiers, Inc.

Soliciting Materials filed pursuant to Rule 14a-12
Filed February 24, 2014 by The Men’s Wearhouse, Inc.
SEC File No. 000-23874

Dear Mr. Duchovny:

In connection with the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated February 25, 2014 (the “Comment Letter”) to Steven A. Seidman of Willkie Farr & Gallagher LLP, our external counsel, relating to the above referenced Soliciting Materials filed pursuant to Rule 14a-12 filed by The Men’s Wearhouse, Inc., a Texas corporation (“MW” or the “Filing Persons”), on February 24, 2014 (File No. 000-23874) (the “Filing”), the Filing Person hereby sets forth below responses to the comments of the Staff contained in the Comment Letter.

As reported in a Current Report on Form 8-K filed by MW on March 11, 2014, MW entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Jos. A. Bank Clothiers, Inc., a Delaware corporation (“JOSB”), and Java Corp., a Delaware corporation and a direct wholly owned subsidiary of MW (“Purchaser”).  Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, MW, through Purchaser, will amend its existing offer (as so amended, the “Offer”) to acquire all of the issued and outstanding shares of common stock of JOSB, par value $0.01 per share (the “Shares”), for $65.00 per share (the “Offer Price”). Following consummation of the Offer, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will merge with and into JOSB (the “Merger”) and JOSB will survive as a wholly owned subsidiary of MW.  At the effective time of the Merger, the Shares not purchased pursuant to the Offer (other than Shares owned, directly or indirectly, by MW or Purchaser, or held by JOSB and Shares as to which appraisal rights have been perfected in accordance with applicable law) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to applicable tax withholding. MW and Purchaser have agreed to amend the Offer as promptly as practicable (but no later than 7 business days) after the date of the Merger Agreement and will keep the Offer open for an initial period of 15 business days.

Pursuant to the Merger Agreement, MW irrevocably withdrew its Notice of Nominations of Persons for Election to the Board of Directors of JOSB, dated January 14, 2014, and agreed to

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

March 18, 2014

immediately cease all efforts, direct or indirect, in furtherance of the election of the persons referenced in such Notice at the next annual or special meeting of JOSB’s stockholders.

We are delivering one courtesy copy of this letter to Mr. Duchovny of the SEC’s Division of Corporation Finance, Office of Mergers and Acquisitions.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in bold.

Soliciting Materials

1.                                      Please provide us supplementally a more detailed description of the “extensive dialogue” you have had with shareholders of both companies over the last several months.

Response:  At the time this statement was made, members of MW’s senior management team, MW’s information agent and certain other representatives of MW had made a significant number of telephone calls to stockholders of JOSB and MW, and had conducted numerous telephone conference calls and meetings with stockholders of JOSB and MW to discuss a potential acquisition or business combination transaction between MW and JOSB (a “Potential Transaction”).

2.                                      Please provide us supplemental support for your statement that you “have received widespread support for this transaction.”

Response:  We supplementally advise the Staff that support for a Potential Transaction was conveyed to MW in oral statements by certain of JOSB’s and MW’s institutional stockholders in the course of the telephone calls, telephone conference calls and meetings described above.

3.                                      Please file, as soliciting materials, any materials, or appropriate excerpts, filed in connection with the tender offer for the shares of Jos. A. Bank.

Response:  The Filing Persons carefully considered whether each exhibit attached to Amendment No. 5 to the Schedule TO-T filed by the Filing Persons on February 24, 2014 (the “Amendment”) constituted solicitation materials subject to the requirements of Rule 14a-12, including its filing requirement.  The Filing Persons concluded that only the press release filed as Exhibit (a)(5)(J) to the Amendment constituted a solicitation.  Accordingly, that press release included the information and legend required by Rule 14a-12 and was also filed on February 24, 2014 under cover of Schedule 14A.  The Filing Persons respectfully submit that the other exhibits to the Amendment do not constitute “solicitations.”

In a conversation with our counsel, you specifically raised the question whether Exhibit (a)(5)(I) to the Amendment, the complaint filed by MW in the Delaware Chancery Court (the

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

March 18, 2014

“Complaint”), should have been filed as soliciting material.  For the reasons discussed below, we concluded that our filing of the Complaint did not constitute a solicitation.

On February 24, 2014, the Filing Persons were bidders in an unsolicited tender offer to acquire all outstanding common stock of JOSB (the “Tender Offer”).  The Tender Offer contemplated that following its completion the Filing Persons would acquire all shares not tendered in the Tender Offer pursuant to either a short-form merger under General Corporation Law of the State of Delaware (“DGCL”) Section 253 or, if a merger agreement were reached before consummation of the Tender Offer, a merger under Section 251(h) of the DGCL.  In neither case would a vote of JOSB’s shareholders be required.

Separately, but related to the Filing Persons’ efforts to convince JOSB to enter into merger discussions, in January 2014 MW gave notice to JOSB of its intention to nominate at JOSB’s 2014 annual meeting of shareholders (the “Annual Meeting”) two candidates for election to JOSB’ s board of directors.  MW’s press release of January 6, 2014, which announced that MW would deliver to JOSB the advance notice required under its bylaws, and MW’s press release of January 17, 2014, which stated that MW had delivered notice of its intention to nominate board candidates at the Annual Meeting, were filed as soliciting material because they directly related to MW’s intended proxy solicitation.  In addition, MW’s press releases of January 30, February 14 and February 24, 2014, each of which related to the Tender Offer or a negotiated merger with JOSB, were filed as soliciting material because each mentioned MW’s intended nominees and the fact that they would stand for election at the Annual Meeting.  In the case of these later press releases, the Filing Persons concluded that they constituted soliciting materials because MW chose to remind shareholders of its intention to solicit proxies for the Annual Meeting even though the proxy contest was not at all central to the purpose and contents of those releases.  In that regard, MW concluded that its optional mention of the proxy contest and wide dissemination of the press releases could be viewed as “reasonably calculated” to result in the giving, withholding or revocation of a proxy for the Annual Meeting.  MW reached this conclusion notwithstanding that no date for either the Annual Meeting or its record date had been announced, that JOSB’s annual meetings of shareholders in recent years had been held in the latter half of June (some four months away), and that in similar situations companies often delay their annual meetings as a tactical matter.

Despite having already made these filings under Rule 14a-12, the Filing Persons do not believe that all subsequent communications with respect to the Tender Offer necessarily constitute soliciting material.  This belief is based on the definition of “solicitation” in Rule 14a-1(l) and is informed by the Staff’s guidance in the Third Supplement (July 2001) to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (the “Third Supplement”).  Question 1 in Section I.D of the Third Supplement (“Question 1”) asks whether a party to a merger who has filed a press release announcing the merger under Rule 14a-12 is required to file all subsequent communications as soliciting material because it has begun its solicitation.  The Staff answered that question in the negative, noting that the determination must be made on a case-by-case basis taking into account whether the communication “relates to the transaction” and “is reasonably likely to result in the giving,

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

March 18, 2014

withholding or revocation of a proxy.”  Unlike the merger transaction in Question 1, which required a shareholder vote for its approval, neither the Tender Offer nor the Proposed Merger requires a vote.  To be a solicitation, a communication by the Filing Persons would have to be reasonably likely to result in the giving, withholding or revocation of a proxy at the Annual Meeting.  For the following reasons, the Filing Persons do not believe the filing of the Complaint meets that requirement.

On February 24, 2014, when the Filing Persons filed the Complaint as an exhibit to the Amendment, they did so in the context of the Tender Offer.  The Complaint was directed at blocking JOSB’s proposed acquisition of Eddie Bauer and related transactions (the “Eddie Bauer Transaction”), which the Filing Persons believed was a defensive reaction to the Tender Offer that was impermissible under Delaware law for the reasons indicated in the Complaint.  Because the Tender Offer was conditioned on termination of the Eddie Bauer Transaction, this information was directly related to the Tender Offer and material to the JOSB shareholders’ decisions to tender or not.  By filing the Complaint, the Filing Persons provided material information to JOSB’s shareholders that would allow them to assess the likelihood that the Eddie Bauer Transaction might be blocked.

In concluding that the Complaint was not “reasonably calculated” to result in the giving, withholding or revocation of proxies for the Annual Meeting and therefore did not constitute soliciting material, the Filing Persons considered:

i.                  that the litigation initiated by the Complaint related to blocking an impediment to the Tender Offer and that the Complaint was filed under cover of Schedule TO specifically for the purpose of making available to JOSB’s shareholders information material to the Tender Offer, and not in contemplation of the Annual Meeting,

ii.               that the Complaint was not broadly disseminated beyond the Schedule TO filing and that communications calculated to result in obtaining proxies are generally (but not always) “pushed out” to shareholders through press releases, direct mailings and advertisements in the media,

iii.            that no meeting or record date had been announced for the Annual Meeting, that in the last ten years JOSB has set a record date in May and held its annual meeting of shareholders no earlier than June 15, and that in the circumstances of a proxy contest JOSB might well delay the Annual Meeting,

iv.           that MW sought expedited proceedings on the Complaint, in the full and reasonable expectation that the Delaware Chancery Court would act expeditiously and resolve the litigation long before the Annual Meeting (in this regard, the Court set an expedited discovery and briefing schedule, to be followed by a hearing on MW’s preliminary injunction motion on March 25), and

v.              that once the Delaware Chancery Court had ruled on the issues in the case, long before JOSB’s shareholders would actually focus on the proxy contest, the Complaint

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

March 18, 2014

would in effect be superseded by the findings and ruling of the Court and would have little persuasive value in a solicitation beyond the Court’s ruling on whether the actions of the defendants amounted to an impermissible defensive reaction to the Tender Offer.

In concluding for these reasons that filing of the Complaint with the Amendment did not constitute a solicitation, the Filing Persons were aware that if portions of the Complaint or the Complaint itself were subsequently communicated to the market or JOSB shareholders, those  communications would have to be reconsidered under the then-prevailing circumstances and that they might be deemed to be “solicitations” and might have to be filed pursuant to Rule 14a-12 or Rule 14a-6.

In addition, we note that, as reported in a Current Report on Form 8-K filed by MW on March 13, 2014, MW filed an unopposed motion to dismiss the action initiated by the Complaint, seeking dismissal with prejudice as to all defendants.

*              *              *              *              *

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

March 18, 2014

If you have any questions or would like further information concerning the Filing Party’s responses to the Comment Letter, please do not hesitate to contact Michael Conlon, Secretary of the Board of Directors of MW, at (281) 776-7391 or Steven A. Seidman of Willkie Farr & Gallagher LLP, our external counsel, at (212) 728-8000. Thank you for your time and consideration.

The Men’s Wearhouse, Inc.

		By:	/s/ Jon W. Kimmins
Name: Jon W. Kimmins
Title: Executive Vice President, Chief Financial Officer, Treasurer and Principal Financial Officer

cc:	Steven A. Seidman
Willkie Farr & Gallagher LLP